

December 23, 2015

Mail Stop 4631

<u>Via Facsimile</u>
Ms. Kristina A. Cerniglia
Chief Financial Officer
Hillenbrand, Inc.
One Batesville Boulevard
Batesville, IN 47006

> **Re: Hillenbrand, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2015**
> **Filed November 18, 2015**
> **File No. 1-33794**

Dear Ms. Cerniglia:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2015

Non-GAAP Operating Performance Measures, page 30

1.   We note your tabular presentation of amounts presented on a non-GAAP basis. Your presentation represents nearly a full non-GAAP income statement for every year presented. We further note your disclosure omits the reasons why management believes the presentation provides useful information to investors and the purposes for which management uses the non-GAAP measures presented. Please refer to Item 10(e)(1)(i) of Regulation S-K and also Question 102.10 of the Commission's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. It appears you should remove the tabular presentation from your future filings or otherwise please explain to us why you believe it is appropriate to include in your filings.

Ms. Kristina A. Cerniglia
Hillenbrand, Inc.
December 23, 2015
Page 2

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief
Office of Manufacturing and Construction